FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

5 August 2013

HSBC BANK CANADA
SECOND QUARTER 2013 RESULTS

•    Profit was C$130m for the quarter ended 30 June 2013, a decrease of 35% compared with the same period in 2012. Profit was C$319m for the first half of 2013, a decrease of 24% compared with the same period in 2012.

•    Profit attributable to common shareholders was C$113m for the quarter ended 30 June 2013, a decrease of 39% compared with the same period in 2012. Profit attributable to common shareholders was C$284m for the first half of
      2013, a decrease of 26% compared with the same period in 2012.

• Return on average common equity was 10.6% for the quarter ended 30 June 2013 and 13.4% for the first half of 2013 compared with 18.4% and 19.1% respectively for the same periods in 2012.

• The cost efficiency ratio was 50.1% for the quarter ended 30 June 2013 and 47.4% for the first half of 2013 compared with 45.4% and 48.1% respectively for the same periods in 2012.

• Total assets were C$84.3bn at 30 June 2013 compared with C$82.1bn at 30 June 2012.

• Total assets under administration increased to C$20.3bn at 30 June 2013 from C$18.3bn at 30 June 2012.

•      Common equity tier 1 capital ratio was 10.8%, tier 1 ratio 13.6% and the total capital ratio 15.5% at 30 June 2013 determined using regulatory guidelines in accordance with the Basel III capital adequacy framework adopted with effect from 1 January 2013.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

Financial Commentary

Overview

HSBC Bank Canada recorded profit of C$130m for the second quarter of 2013, a decrease of C$71m, or 35%, compared with the second quarter of 2012, and a decrease of C$59m, or 31%, compared with the first quarter of 2013. Profit for the first half of 2013 was C$319m, a decrease of C$101m, or 24% compared with the first half of 2012. Profit attributable to common shareholders was C$113m for the second quarter of 2013, a decrease of C$71m, or 39%, compared with the second quarter of 2012, and a decrease of C$58m, or 34%, compared with the first quarter of 2013. Profit attributable to common shareholders was C$284m for the first half of 2013, a decrease of C$101m, or 26% compared with the first half of 2012.

The decrease in profit compared with the same quarter last year and the prior quarter is mainly due to lower other operating income as result of a reduction in fair value of an investment property held for sale, higher loan impairment charges from increased specific provisions, and lower gains on the disposal of available-for-sale financial investments. In addition, profit decreased compared with the same quarter last year due to lower net interest income from narrowing net interest spread, partially offset by lower operating expenses as a result of cost control and continued delivery of our organizational effectiveness programmes, which resulted in sustainable cost savings.

The first half of 2012 included a gain on the sale of the full service brokerage business of C$84m and a restructuring charge of C$36m mostly relating to the wind-down of the consumer finance business. Excluding the impact of these items and their effect on income tax expense, profit for the first half of 2013 decreased by C$54m, or 11%, compared with the same period last year mainly due to lower net interest income from narrowing net interest spread and lower other operating income as result of a reduction in fair value of an investment property held for sale. The decrease is partially offset by lower operating expenses as a result of cost control and continued delivery of our organizational effectiveness programmes, which resulted in sustainable cost savings, higher net trading income as a result of a change in valuation methodology on derivatives to reflect evolving market practises and higher net fee income from growth in commercial credit facilities and funds under management.

Commenting on the results, Paulo Maia, President and Chief Executive Officer of HSBC Bank Canada, said:

"The bank continues to report a good level of profitability amid a challenging interest rate environment as a result of our focus on building our core businesses, deepening client relationships, and continued improvements in the efficiency of our operations in Canada, consistent with HSBC's global strategy. The growth of commercial credit facilities and funds under management in the first half of 2013, in a low growth economy, demonstrates the value our customers place on our ability to connect internationally-minded Canadians to opportunities around the world."

Analysis of Consolidated Financial Results for the Second Quarter of 2013

Net interest income for the second quarter of 2013 was C$340m, a decrease of C$32m, or 9%, compared with the second quarter of 2012, and an increase of C$4m, or 1%, compared with the first quarter of 2013. Net interest income was C$676m for the first half of 2013, a decrease of C$94m, or 12%, compared with the same period in 2012. Net interest income decreased compared with 2012 mainly due to declining loan balances in connection with the wind-down of the consumer finance business and lower net interest spread, partially offset by growth in average customer deposits. Net interest income increased compared to the prior quarter mainly due to deposit growth, partially offset by lower net interest spread and declining loan balances in connection with the wind-down of the consumer finance business.

Net fee income for the second quarter of 2013 was C$154m, an increase of C$7m, or 5%, compared with the second quarter of 2012, and an increase of C$8m, or 6%, compared with the first quarter of 2013. Net fee income was C$300m for the first half of 2013, an increase of C$10m, or 3%, compared with the same period in 2012. The increases in net fee income were mainly due to a growth in commercial credit facilities and funds under management, partially offset by lower trustee fees.

Net trading income for the second quarter of 2013 was C$45m, a decrease of C$2m, or 4% compared with the second quarter of 2012, and a decrease of C$12m, or 21%, compared with the first quarter of 2013. Net trading income was C$102m for the first half of 2013, an increase of C$15m, or 17%, compared with the same period in 2012. The decreases compared with the same quarter in 2012 and the prior quarter is mainly due to declining customer spreads and trading volume related to foreign exchange products. In the first quarter of 2013, the bank implemented changes in the methodology in respect of credit and debit valuation adjustments on derivative contracts to reflect evolving market practises. The change in methodology, contributed to a further decrease compared with the prior quarter.Net trading income increased compared with the first half of 2012, mainly as a result of the change in methodology previously noted. In addition, net trading income in the first half of 2012 was adversely impacted by losses caused by the narrowing of credit spreads on our own debt instruments.

Net expense from financial instruments designated at fair value for the second quarter of 2013 was nil, a decrease of C$2m and C$3m respectively compared with the second quarter of 2012 and the first quarter of 2013. Net expense from financial instruments designated at fair value was C$3m for the first half of 2013, a decrease of C$13m, compared with the same period in 2012. The bank designates certain of its own subordinated debentures to be recorded at fair value. Income and expense are largely as a result of the widening or narrowing of credit spreads decreasing or increasing the fair value of these subordinated debentures, respectively.

Gains less losses from financial investments for the second quarter of 2013 were C$15m, a decrease of C$13m and C$20m respectively compared with the second quarter of 2012 and first quarter of 2013. Gains less losses from financial investments were C$50m for the first half of 2013, an increase of C$5m, or 11% compared with the same period in 2012. Gains less losses from financial investments decreased compared with the same quarter in 2012 and the prior quarter due to lower total gains realized from disposals of available-for-sale financial investments driven by balance sheet management activities. Gains less losses from financial investments increased compared with the first half of 2012 for similar reasons.

Other operating income for the second quarter of 2013 was a loss of C$23m, a decrease of C$45m and C$36m respectively compared with the second quarter of 2012, and the first quarter of 2013. Other operating income was a loss of C$10m for the first half of 2013, a decrease of C$45m compared with the same period in 2012. The decreases are primarily due to a reduction in fair value of an investment property held for sale recorded in the second quarter of 2013.

Gain on the sale of the full service retail brokerage business. The sale of the full service retail brokerage business closed on 1 January 2012 and resulted in a gain of C$84m, net of assets written off and directly related costs as reported in the first half of 2012.
Loan impairment charges and other credit risk provisions for the second quarter of 2013 were C$84m, an increase of C$25m, or 42%, compared with the second quarter of 2012, and an increase of C$28m, or 50%, compared with the first quarter of 2013. Loan impairment charges and other credit provisions were C$140m for the first half of 2013, an increase of C$33m, or 31%, compared with the same period in 2012. The increases are primarily due to higher specific provisions notably in the energy and real estate sectors.

Total operating expenses (excluding restructuring charges) for the second quarter of 2013 were C$266m, a decrease of C$13m, or 5%, compared with the second quarter of 2012, and an increase of C$3m, or 1%, compared with the first quarter of 2013. Total operating expenses were C$529m for the first half of 2013, a decrease of C$58m, or 10%, compared with the same period in 2012. The decrease in total operating expenses compared with 2012 is as a result of cost control and continued delivery of our organizational effectiveness programmes, which resulted in sustainable cost savings of C$17m in the first half of 2013.  Cumulative sustainable cost savings from 2011 to the end of the first half of 2013 are in excess of C$100m. The increase in total operating expenses compared with the prior quarter is due to a reduction in incentive provisions and software license credits recorded in the first quarter of 2013.

Restructuring charges of C$36m were recognized in the first quarter of 2012 mainly relating to the wind-down of the bank's consumer finance business.

Income tax expense. The effective tax rate in the second quarter of 2013 was 28.8%, compared with 27.5% in the second quarter of 2012 and 30.0% in the first quarter of 2013. The effective tax rate was 29.5% for the first half of 2013, compared with 26.1% for the same period in 2012. The higher effective tax rates compared with the prior year was due to an increase in the statutory corporate income tax rate and a tax adjustment relating to prior periods in 2013. Income tax expense in the first quarter 2013 included a tax adjustment relating to prior periods that resulted in a higher effective tax rate compared with the second quarter of 2013.

Statement of Financial Position

Total assets at 30 June 2013 were C$84.3bn, an increase of C$3.6bn from C$80.7bn at 31 December 2012, mainly due to increases of C$2.2bn in both trading assets and loans and advances to banks, and C$0.3bn in derivative assets. The increase was partially offset by a decrease of C$0.6bn in loans and advances to customers and C$0.6bn in financial investments. The growth in trading assets is due to a higher holding of government and agency bonds as a result of increased trading activity in the rates business and a higher holding of pending settlement trading accounts. The growth in loans and advances to banks is due to a higher holding of reverse repurchase agreements from increased liquidity and balance sheet management activities. Excluding reverse repurchase agreements, loans and advances to banks decreased marginally by C$0.2bn. Loans and advances to customers decreased by C$1.3bn mainly as a result of declining mortgage balances and consumer finance loan balances as a result of the decision to wind-down the consumer finance business in Canada, partially offset by an increase of C$0.7bn in reverse repurchase agreements from increased liquidity and balance sheet management activities.

Liquid assets increased to C$26.8bn at 30 June 2013, compared to C$24.3bn at 31 December 2012 mainly as a result of deposit growth, debt issuance and declining mortgage and consumer finance loan balances. Refer to the 'Use of non-IFRS financial measures' for a definition of liquid assets.

Total liabilities at 30 June 2013 were C$79.0bn, an increase of C$3.7bn from C$75.3bn at 31 December 2012, mainly due to increases of C$1.5bn in trading liabilities, C$1.3bn in debt securities in issue and C$1.2bn in customer accounts, partially offset by a decrease of C$0.6bn in deposits by banks. The increase in trading liabilities is as a result of increased activity in the rates business. The increase in debt securities in issue is due to C$2.5bn wholesale term funding issuance during the first half of 2013, partially offset by $1.1bn in secured funding maturities. The increase in customer accounts is mainly due to growth in savings, deposits and current accounts, partially offset by lower repurchase agreements from balance sheet management activities. The decrease in deposit by banks is mainly due to lower repurchase agreements and treasury money market deposits from balance sheet management activities.

Business Performance in the Second Quarter of 2013

Commercial Banking

Profit before income tax expense was C$70m for the second quarter of 2013, a decrease of C$78m, or 53%, compared with the second quarter of 2012, and a decrease of C$53m, or 43%, compared with the first quarter of 2013. Profit before income tax expense was C$193m for the first half of 2013, a decrease of C$112m, or 37%, compared with the same period in 2012. The decrease in profit before income tax is mainly due to lower operating income from a reduction in fair value of an investment property held for sale, higher loan impairment charges and other credit risk provisions, notably in the energy and real estate sectors as well as a decline in net interest income from lower net interest spread. The decrease is partially offset by higher net fee income resulting from growth in credit facilities and transaction volume.

Global Banking and Markets

Profit before income tax expense was C$67m for the second quarter of 2013, a decrease of C$17m, or 20%, compared with the second quarter of 2012 and a decrease of C$36m, or 35%, compared with the first quarter of 2013. Profit before income tax expense was C$170m for the first half of 2013, unchanged compared with the same period in 2012. The decrease in profit before income tax compared with both the same quarter last year and the prior quarter is due to lower total gains realized from disposals of available-for-sale financial investments and lower net trading income as a result of lower foreign exchange customer revenue and a change in valuation methodology on derivatives in the first quarter of 2013.

Retail Banking and Wealth Management

Profit before income tax expense for the second quarter of 2013 was C$18m, an increase of C$12m compared with second quarter of 2012, and an increase of C$4m, or 29%, compared with the first quarter of 2013. Profit before income tax expense was C$32m for the first half of 2013, a decrease of C$66m, or 67%, compared with the same period in 2012. Profit before income taxes increased compared with the same quarter last year mainly due to lower total operating expenses as a result of cost control and continued delivery of our organizational effectiveness programmes. Profit before income taxes increased compared with the prior quarter mainly due to higher net fee income driven by sustained growth in customer investment through our wealth management business. Profit before income tax in the first half of 2012 benefitted from a gain on the sale of the full service retail brokerage business partially offset by related restructuring charges. Excluding these items, profit before income tax expense increased by C$8m compared with the first half of 2012 mainly due to fee income growth and lower operating expenses as a result of cost control and continued delivery of our organizational effectiveness programmes, partially offset by lower net interest income due to a decline in average loan balances and lower net interest spread.

Consumer Finance

Profit before income tax expense was C$27m for the second quarter of 2013, a decrease of C$9m, or 25%, compared with the second quarter of 2012, and a decrease of C$8m, or 23%, compared with the first quarter of 2013. Profit before income tax expense was C$62m for the half year ended 30 June 2013, an increase of C$43m compared with the same period in 2012. Profit before income tax decreased compared with both the same quarter last year and the prior quarter due to lower net interest income driven by lower average loan balances following the decision in March 2012 to wind-down the consumer finance business in Canada. In the first half of 2012, $34m in restructuring costs were incurred relating to the wind-down. Excluding the restructuring costs, profit before income tax expense increased by $9m compared with the first half of 2012 mainly due to lower operating expenses and loan impairment charges, partially offset by lower net interest income as a result of declining average loan balances.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include gains and losses from the impact of changes in credit spreads on our own subordinated debentures designated at fair value and revenue and expense related to information technology services provided to HSBC Group companies on an arm's length basis. Profit before income tax expense for the second quarter of 2013 was nil, compared with a profit of C$3m in the second quarter of 2012 and a loss of C$6m in the first quarter of 2013. Profit before income tax expense was a loss of C$6m for the first half of 2013 compared with a loss of C$25m for the first half of 2012. The variances from comparative periods are primarily due to the impact of the items noted above.

Dividends

During the second quarter of 2013, the bank declared and paid C$90m in dividends on HSBC Bank Canada common shares, an increase of C$8m from the same period in 2012. The bank declared and paid C$180m in dividends on common shares during the first half of 2013, an increase of C$15m from the same period in 2012.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 30 September 2013, for shareholders of record on 13 September 2013.

Use of non-IFRS financial measures

HSBC Bank Canada uses certain non-IFRS financial measures to assess its performance. Non-IFRS financial measures are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. The following non-IFRS financial measures are used throughout this document and are defined below:

Adjusted cost efficiency ratio - Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges and other credit risk positions for the period.

Assets under administration - These are assets administered by the bank on behalf of our customers. The bank does not recognise these assets on its consolidated statement of financial position because our customers are the beneficial owners.

Average total shareholders' equity to average total assets - Average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Cost efficiency ratio - Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Liquid assets - These assets include high grade financial investments and reverse repurchase agreements, of which a certain amount is pledged as collateral to secure recognized liabilities, and contingent obligations within payment and depository clearing systems.

Net interest income, net fee income and net trading income as a percentage of total operating income - Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Post-tax return on average assets - Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets - Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by OSFI in accordance with the Basel III capital adequacy framework (2012: Risk weighted assets are calculated using the guidelines issued by OSFI in accordance with the Basel II capital adequacy framework).

Ratio of customer advances to customer accounts - Loans and advances to customers divided by customer accounts, using period-end balances.

Return on average common equity - Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Caution concerning forward-looking statements

This document contains forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as 'anticipates', 'estimates', 'expects', 'projects', 'intends', 'plans', 'believes', and words and terms of similar substance in connection with discussions of future operating or financial performance. By their very nature, these statements require us to make a number of assumptions and are subject to a number of inherent risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. We caution you to not place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These risk factors - many of which are beyond our control and the effects of which are difficult to predict - that could cause such differences include: capital management, credit, liquidity and funding, market, structural, and operational risks all of which are discussed in the Risk Management section in Management's Discussion and Analysis of our Annual Report and Accounts 2012. Additional risk factors include: the impact of changes in laws and regulations including relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform, over-the-counter derivatives reform in Canada; technological changes and security; global capital market activity; the effects of changes in government monetary and economic policies; changes in prevailing interest rates; inflation levels; and the general business and economic market conditions in Canada and in geographic areas where we operate. Canada is an extremely competitive banking environment, and pressures on our net interest spread may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on our revenues. We caution you that the risk factors disclosed above are not exhaustive, and there could be other uncertainties and potential risk factors not considered here which may adversely affect our results and financial condition. Any forward-looking statements in this document speak only as of the date of this document. We do not undertake any obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required under applicable securities legislation.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 6,600 offices in 80 countries and territories and assets of US$ 2,645bn at 30 June 2013, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Sharon Wilks	416-868-3878
	Fabrice de Dongo	416-868-8282

Copies of HSBC Bank Canada's second quarter 2013 interim report will be sent to shareholders in August 2013.

Summary

	Quarter ended			Half-year ended
	30 June 2013	30 June 2012	31 March 2013	30 June 2013	30 June 2012
For the period (C$m)
Profit before income tax expense	182	277	269	451	567
Net operating income before loan impairment charges and other credit risk provisions	531	614	584	1,115	1,295
Profit attributable to common shareholders	113	184	171	284	385

At period-end (C$m)
Shareholders' equity	5,074	5,096	5,218
Loan and advances to customers (net of impairment allowances)	44,946	46,126	46,003
Customer accounts	49,505	47,097	48,184

Capital measures1
Common equity tier 1 capital ratio (%)	10.8	n/a	11.1
Tier 1 ratio (%)	13.6	13.8	13.9
Total capital ratio (%)	15.5	16.1	15.9
Assets-to-capital multiple	14.5	13.3	14.1
Risk-weighted assets (C$m)	36,467	35,637	36,171

Performance ratios (%)2
Return on average common equity	10.6	18.4	16.3	13.4	19.1
Post-tax return on average total assets	0.53	0.89	0.82	0.67	0.94
Post-tax return on average risk-weighted assets1	1.3	2.0	1.9	1.6	2.1

Credit coverage ratios (%)
Loan impairment charges as a percentage of total operating income	15.8	9.6	9.6	12.6	8.3
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.7	0.5	0.4	0.5	0.4
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	58.4	47.6	50.1	58.4	47.6

Efficiency and revenue mix ratios (%)2
Cost efficiency ratio	50.1	45.4	45.0	47.4	48.1
Adjusted cost efficiency ratio	50.1	45.3	44.8	47.3	47.5
As a percentage of total operating income:
- net interest income	64.0	60.6	57.5	60.6	59.5
- net fee income	29.0	23.9	25.0	26.9	22.4
- net trading income	8.5	7.7	9.8	9.1	6.7

Financial ratios (%)2
Ratio of customer advances to customer accounts	90.8	97.9	95.5
Average total shareholders' equity to average total assets	6.0	6.0	6.2

Total assets under administration (C$m)2
Funds under management	19,220	17,339	19,290
Custodial accounts	1,106	949	1,121
Total assets under administration	20,326	18,288	20,411

1      Effective 1 January 2013, regulatory information is determined using regulatory guidelines in accordance with the Basel III capital adequacy framework. Comparative regulatory information for 2012 periods, were not restated and are determined using regulatory guidelines in accordance with the Basel II capital adequacy framework.

2 Refer to the 'Use of non-IFRS financial measures' section of this document for a discussion of non-IFRS financial measures.

Consolidated Income Statement (Unaudited)

Figures in C$m	Quarter ended			Half-year ended
(except per share amounts)	30 June 2013	30 June 2012	31 March 2013	30 June 2013	30 June 2012

Interest income	534	565	517	1,051	1,151
Interest expense	(194)	(193)	(181)	(375)	(381)
Net interest income	340	372	336	676	770

Fee income	181	168	166	347	336
Fee expense	(27)	(21)	(20)	(47)	(46)
Net fee income	154	147	146	300	290

Trading income excluding net interest income	33	39	47	80	71
Net interest income on trading activities	12	8	10	22	16
Net trading income	45	47	57	102	87

Net expense from financial instruments designated at fair value	-	(2)	(3)	(3)	(16)
Gains less losses from financial investments	15	28	35	50	45
Other operating income/(expense)	(23)	22	13	(10)	35
Gain on the sale of the full service retail brokerage business	-	-	-	-	84
Net operating income before loan impairment charges and other credit risk provision	531	614	584	1,115	1,295
Loan impairment charges and other credit risk provisions	(84)	(59)	(56)	(140)	(107)
Net operating income	447	555	528	975	1,188

Employee compensation and benefits	(158)	(167)	(156)	(314)	(358)
General and administrative expenses	(96)	(99)	(95)	(191)	(204)
Depreciation of property, plant and equipment	(8)	(8)	(9)	(17)	(17)
Amortization and impairment of intangible assets	(4)	(5)	(3)	(7)	(8)
Restructuring charges	-	-	-	-	(36)
Total operating expenses	(266)	(279)	(263)	(529)	(623)
Operating profit	181	276	265	446	565
Share of profit in associates	1	1	4	5	2
Profit before income tax expense	182	277	269	451	567
Income tax expense	(52)	(76)	(80)	(132)	(147)
Profit for the period	130	201	189	319	420

Profit attributable to common shareholders	113	184	171	284	385
Profit attributable to preferred shareholders	15	15	15	30	30
Profit attributable to shareholders	128	199	186	314	415
Profit attributable to non-controlling interests	2	2	3	5	5

Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.23	0.37	0.34	0.57	0.77

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our second quarter 2013 interim report.

Consolidated Statement of Financial Position (Unaudited)

Figures in C$m	At 30 June 2013	At 30 June 2012	At 31 December 2012

ASSETS

Cash and balances at central bank	66	70	56
Items in the course of collection from other banks	110	142	90
Trading assets	7,522	6,009	5,272
Derivatives	2,096	2,158	1,810
Loans and advances to banks	3,656	1,919	1,480
Loans and advances to customers	44,946	46,126	45,572
Financial investments	19,841	20,105	20,410
Other assets	891	668	911
Prepayments and accrued income	218	240	165
Customers' liability under acceptances	4,785	4,459	4,737
Property, plant and equipment	137	128	140
Goodwill and intangible assets	70	75	71
Total assets	84,338	82,099	80,714

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	1,579	1,747	2,173
Customer accounts	49,505	47,097	48,304
Items in the course of transmission to other banks	149	374	71
Trading liabilities	4,241	3,280	2,672
Financial liabilities designated at fair value	428	1,011	436
Derivatives	1,737	1,730	1,415
Debt securities in issue	13,240	13,961	11,980
Other liabilities	2,259	1,964	2,389
Acceptances	4,785	4,459	4,737
Accruals and deferred income	487	504	528
Retirement benefit liabilities	295	320	309
Subordinated liabilities	329	326	324
Total liabilities	79,034	76,773	75,338

Equity
Common shares	1,225	1,225	1,225
Preferred shares	946	946	946
Other reserves	101	364	281
Retained earnings	2,802	2,561	2,694
Total shareholders' equity	5,074	5,096	5,146
Non-controlling interests	230	230	230
Total equity	5,304	5,326	5,376
Total equity and liabilities	84,338	82,099	80,714

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our second quarter 2013 interim report.

Condensed Consolidated Statement of Cash Flows (Unaudited)

Figures in C$m	Quarter ended			Half-year ended
	30 June 2013	30 June 2012	31 March 2013	30 June 2013	30 June 2012

Cash flows generated from/(used in):
- operating activities	1,786	(49)	887	2,673	(1,590)
- investing activities	33	243	426	459	(1,087)
- financing activities	(107)	(99)	(108)	(215)	(200)
Net increase/(decrease) in cash and cash equivalents	1,712	95	1,205	2,917	(2,877)
Cash and cash equivalents, beginning of period	2,958	1,905	1,753	1,753	4,877
Cash and cash equivalents, end of period	4,670	2,000	2,958	4,670	2,000

Represented by:
- Cash and balances at central bank	66	70	62	66	70
- Items in the course of transmission to other banks, net	(39)	(232)	66	(39)	(232)
- Loans and advances to banks of one month or less	3,656	1,919	2,742	3,656	1,919
- Treasury bills and certificates of deposits of three months or less	987	243	88	987	243
Cash and cash equivalents, end of period	4,670	2,000	2,958	4,670	2,000

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our second quarter 2013 interim report.

Global Business Segmentation (Unaudited)

We manage and report our operations according to our global businesses.

	Quarter ended			Half-year ended
Figures in C$m	30 June 2013	30 June 2012	31 March 2013	30 June 2013	30 June 2012

Commercial Banking
Net interest income	171	177	161	332	357
Net fee income	77	72	75	152	143
Net trading income	8	8	8	16	16
Other operating income/(expense)	(35)	7	2	(33)	12
Net operating income before loan impairment charges and other credit risk provisions	221	264	246	467	528
Loan impairment charges and other credit risk provisions	(61)	(26)	(39)	(100)	(37)
Net operating income	160	238	207	367	491
Total operating expenses	(91)	(91)	(88)	(179)	(188)
Operating profit	69	147	119	188	303
Share of profit in associates	1	1	4	5	2
Profit before income tax expense	70	148	123	193	305

Global Banking and Markets
Net interest income	40	40	42	82	86
Net fee income	20	19	18	38	38
Net trading income	24	28	37	61	50
Gains less losses from financial investments	13	28	33	46	45
Other operating income	1	2	-	1	1
Gain on the sale of the full service retail brokerage business	-	-	-	-	8
Net operating income before loan impairment charges and other credit risk provisions	98	117	130	228	228
Loan impairment (charges)/reversals and other credit risk provisions	(2)	-	2	-	-
Net operating income	96	117	132	228	228
Total operating expenses	(29)	(33)	(29)	(58)	(58)
Profit before income tax expense	67	84	103	170	170

Retail Banking and Wealth Management
Net interest income	86	92	89	175	197
Net fee income	48	44	43	91	86
Net trading income	7	3	4	11	6
Other operating income	2	3	3	5	5
Gain on the sale of the full service retail brokerage business	-	-	-	-	76
Net operating income before loan impairment charges and other credit risk provisions	143	142	139	282	370
Loan impairment charges and other credit risk provisions	(7)	(7)	(7)	(14)	(13)
Net operating income	136	135	132	268	357
Total operating expenses (excluding restructuring charges)	(118)	(129)	(118)	(236)	(257)
Restructuring charges	-	-	-	-	(2)
Profit before income tax expense	18	6	14	32	98

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our second quarter 2013 interim report.

	Quarter ended			Half-year ended
Figures in C$m	30 June 2013	30 June 2012	31 March 2013	30 June 2013	30 June 2012

Consumer Finance
Net interest income	49	72	52	101	145
Net fee income	9	12	10	19	23
Gains less losses from financial investments	2	-	2	4	-
Other operating income	1	-	1	2	2
Net operating income before loan impairment charges and other credit risk provisions	61	84	65	126	170
Loan impairment charges and other credit risk provisions	(14)	(26)	(12)	(26)	(57)
Net operating income	47	58	53	100	113
Total operating expenses (excluding restructuring charges)	(20)	(22)	(18)	(38)	(60)
Restructuring charges	-	-	-	-	(34)
Profit before income tax expense	27	36	35	62	19

Other
Net interest expense	(6)	(9)	(8)	(14)	(15)
Net trading income	6	8	8	14	15
Net expense from financial instruments designated at fair value	-	(2)	(3)	(3)	(16)
Other operating income	8	10	7	15	15
Net operating income/(expense)	8	7	4	12	(1)
Total operating expenses	(8)	(4)	(10)	(18)	(24)
Profit/(loss) before income tax expense	-	3	(6)	(6)	(25)

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our second quarter 2013 interim report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 05 August 2013